July 12, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (630) 218-4955

Ms. Brenda G. Gujral, President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL   60523

RE: Inland American Real Estate Trust, Inc.
       File No. 000-51609
       Form 10-K for the year ended December 31, 2006
       Form 10-Q for the quarter ended March 31, 2007

Dear Ms. Gujral:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 9A. Controls and Procedures, page 87

1.   We note your statement that the CEO and CFO have concluded that, subject to the limitations noted, the company's disclosure controls and procedures are effective.

Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Note (1) Organization, page 59

2.   The note indicates that for joint ventures that are not VIEs of which the company owns less than 100% of the equity interests, the company consolidates the property if it receives substantially all of the economics or has the ability to make major decisions. Since these entities are not VIEs and thus not subject to FIN 46, clarify to us how the application of ARB 51 or SOP 78-9 and EITF 04-5 support the consolidation of these entities.

3.   The note indicates that MB RREIT is consolidated because the company has the direct ability to make major decisions for MB REIT. Please provide us with a more specific explanation of the basis in GAAP for consolidating MB REIT.

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant